MMTEC, INC.
c/o Gujia (Beijing) Technology Co., Ltd.,

AF, 16/F, Block B, Jiacheng Plaza,

18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China

August 22, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attention: Austin Pattan and Joshua Shainess

Re:	MMTEC, Inc.

Registration Statement on Form F-3

Filed August 10, 2022

File No. 333-265898

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, MMTEC, Inc. (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on August 24, 2022, or as soon thereafter as possible on such date.

Very truly yours,

MMTEC, Inc.

/s/ Xiangdong Wen
Name:	Xiangdong Wen
Title:	Chief Executive Officer